

January 26, 2011

Mr. Gary Borglund
President and Chief Executive Officer
NVCN Corporation
1800 Wooddale Drive, Suite 208
Woodbury, MN 55125

   RE: **NVCN Corporation**
      Form 8-K dated October 8, 2010
      Filed December 20, 2010
      File No. 000-13187

Dear Mr. Borglund::

   We have completed our review of your Form 8-K and related filings and do not have any further comments at this time.

         Sincerely,

         Jeffrey Jaramillo
         Accounting Branch Chief